UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2006

Commission File Number 000-29938
Pacific Internet Limited

(Translation of registrant's name into English)

89 Science Park Drive, #01-07 The Rutherford, Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : April 27, 2006	PACIFIC INTERNET LIMITED

	By :	/s/ Phey Teck Moh

	Name :	Phey Teck Moh
	Title :	President and Chief Executive Officer

VOLUNTARY CONDITIONAL GENERAL OFFER FOR PACIFIC INTERNET LIMITED ("PACNET") BY UOB ASIA LIMITED FOR AND ON BEHALF OF MEDIARING LTD (THE "OFFEROR") TO ACQUIRE ALL THE ISSUED ORDINARY SHARES IN THE CAPITAL OF PACNET OTHER THAN THOSE ALREADY HELD BY THE OFFEROR AS AT THE DATE OF THE OFFER - HOLDING ANNOUNCEMENT

The Board of Directors of Pacific Internet Limited ("PacNet") wishes to inform shareholders of PacNet ("Shareholders") that MediaRing Ltd (the "Offeror") has today announced that it intends to make a voluntary conditional general offer (the "Offer") for PacNet (the "Offer Announcement"). The principal terms of the Offer are as follows:

(1)	The Offeror intends to make the Offer for all the issued ordinary shares (the "PacNet Shares"), other than the PacNet Shares already held as at the date of the Offer by the Offeror, in accordance with Rule 15 of the Singapore Code on Take-overs and Mergers (the "Singapore Code") and the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and subject to the terms and conditions set out in the Offer to Purchase (the "Offer to Purchase") to be issued by the Offeror.

The Offer will be on the following basis:-

For each PacNet Share: US$8.25 in cash ("Offer Price").

(2)	The Offer will be extended, on the same terms and conditions, including the same Offer Price, to:
(a)	all the issued PacNet Shares, including those PacNet Shares owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert with the Offeror in connection with the Offer (other than PacNet Shares held by the Offeror); and

(b)	all new PacNet Shares unconditionally issued or to be issued pursuant to the valid exercise, prior to final expiration of the Offer, of any options (each, an "Option") to subscribe for new PacNet Shares granted under the 1999 Share Option Plan (the "PacNet 1999 Share Option Plan").

The Offeror will not make an offer to acquire the Options (although for the avoidance of doubt, the Offer will be extended to all new PacNet Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the close of the Offer). The Offeror will, however, in accordance with Rule 19 of the Singapore Code, make an appropriate offer or proposal to the holders of such Options (the "Options Proposal"). Details of the Options Proposal will be set out in the Offer to Purchase.

(3)

The Offer will be conditional on the tender of a sufficient number of PacNet Shares such that the Offeror would own more than 50 per cent. (including the PacNet Shares currently held by the Offeror) of the voting rights attributable to the issued share capital of PacNet as at the final expiration of the Offer (including PacNet Shares issued or to be issued pursuant to Options validly exercised on or before the final expiration date of the Offer), in accordance with the requirements of the Singapore Code (the "Minimum Tender Condition"); and

(4)

In addition, the Offer will be conditional upon other conditions set out in the Appendix to the Offer Announcement (collectively, and together with the Minimum Tender Condition, all the conditions of the Offer are referred to as the "Conditions"). The Offeror reserves the right to waive in whole or in part or all of the Conditions set out in the Appendix other than the Minimum Tender Condition.

A copy of the Offer Announcement is attached to this Announcement.

The Board as yet does not have a position on the Offer. The Board of Directors of PacNet will be appointing an independent financial adviser in connection with the Offer. A circular containing the advice of the independent financial adviser and the recommendation of the independent directors of PacNet will be sent to Shareholders within 14 days from the date of despatch of the Offer to Purchase to be issued by the Offeror. In the meantime, Shareholders are advised to refrain from taking any action in relation to their PacNet Shares which may be prejudicial to their interests.

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this announcement.

By Order of the Board

Media, Investors/Analysts Contacts:

Singapore (Media)

Adeline Tan
Corporate Communications Manager
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9745 6345
Email: tan.adeline@pacific.net.sg

Ng Chip Keng
Weber Shandwick Worldwide (Singapore) Pte Ltd
Direct Tel: +65 6825 8084
Mobile: +65 9623 2166
Email: ckng@webershandwick.com

Singapore (Investors/Analysts)
Manisha Singh
Investor Relations Manager
Direct Tel: +65 6771 0433
Mobile: +65 9362 9044
Email: investor@pacific.net.sg
URL: http://www.pacific.net.sg/business/investor

US (Media, Investors/Analysts)
Alan Katz
Cubitt Jacobs & Prosek
Tel: +1 (212) 279 3115 (ext. 211)
Email: alan@cjpcom.com

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

A circular ("Circular") containing, inter alia, the recommendation of the independent directors of the Company in relation to the Offer will be dispatched to Shareholders in due course. Shareholders are advised to read the Circular, the Company's Recommendation Statement and related materials when they become available because they will contain important information. Shareholders may download a free copy of the Circular, the Company's Recommendation Statement and other documents that the Company intends to file with the U.S. Securities and Exchange Commission ("SEC") at the SEC's website at www.sec.gov.

Statements made in this announcement with respect to PacNet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect management's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.

VOLUNTARY CONDITIONAL GENERAL OFFER

by

(Company Registration No. 197201862K)
(Incorporated in the Republic of Singapore)

for and on behalf of

MEDIARING LTD
(Company Registration No. 199304568R)
(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares in the capital of

PACIFIC INTERNET LIMITED

(Company Registration No. 199502086C)

(Incorporated in the Republic of Singapore)

other than those already held by MediaRing Ltd (the “Offeror” or “MediaRing”) as at the date of the Offer

CAUTIONARY NOTE:

MediaRing has not yet commenced the Offer (as defined herein). The Offer will be made only pursuant to an Offer to Purchase (as defined herein) and related materials that MediaRing will distribute to holders of the PacNet Shares (as defined herein). Holders of the PacNet Shares should read carefully the Offer to Purchase and related materials when they become available because they will contain important information. Holders of the PacNet Shares and investors may download a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that MediaRing intends to file with the U.S. Securities and Exchange Commission (the “SEC”) at the SEC’s website at www.sec.gov when these have been filed. These materials will contain important information and holders of the PacNet Shares are urged to read them carefully prior to making any decision with respect to their PacNet Shares or the Offer.

Terms defined in the announcement dated 27 February 2006 by UOB Asia Limited, for and on behalf of MediaRing, relating to the pre-conditional voluntary general offer by MediaRing Ltd for Pacific Internet Limited, shall have the same meanings when used in this Announcement, unless otherwise defined herein.

1.	INTRODUCTION

1.1	Pre-Conditional Offer. UOB Asia Limited (“UOB Asia”), for and on behalf of MediaRing, refers to:
(i)	the announcement (the “Pre-Conditional Offer Announcement”) dated 27 February 2006 by UOB Asia, for and on behalf of MediaRing, in relation to the pre-conditional voluntary general offer by MediaRing for Pacific Internet Limited (“PacNet”); and

(ii) the circular (the “Circular”) dated 10 April 2006 to the shareholders of MediaRing convening an extraordinary general meeting that was held on 26 April 2006 (the “EGM”).

An announcement in relation to, inter alia, the pre-conditional voluntary offer (the “MR Announcement”) was also made by MediaRing on 27 February 2006. Copies of the Pre- Conditional Offer Announcement, the MR Announcement and the Circular are available on the websites of the Singapore Exchange Securities Trading Limited (“SGX-ST”) at www.sgx.com, and the SEC at www.sec.gov.

1.2

Pre-Conditions. The Pre-Conditional Offer Announcement stated that, subject to the satisfaction or waiver, if applicable, of certain pre-conditions (the “Pre-Conditions”) as set out in the Appendix to the Pre-Conditional Offer Announcement, MediaRing intends to make a voluntary conditional general offer (the “Offer”) to acquire all the issued ordinary shares (the “PacNet Shares”) in the capital of PacNet, other than those already held by MediaRing, its related corporations or the respective nominees of MediaRing or its related corporations as at the date of the Offer.

In connection with the Pre-Conditional Offer Announcement, MediaRing had on 26 April 2006 obtained the approval of its shareholders at the EGM to, inter alia, make, implement and effect the Offer, and the acquisition of any PacNet Shares pursuant to the Offer (including pursuant to any compulsory acquisition pursuant to Section 215 of the Singapore Companies Act).

On 26 April 2006, MediaRing obtained the unconditional approval of the Info-Communications Development Authority of Singapore (“IDA”) in respect of its proposal to make and implement the Offer.

1.3	Offer. MediaRing has decided to proceed with the Offer, subject to and on the principal terms and conditions set out in Section 2 below.

2.	THE OFFER

2.1

Offer Terms. MediaRing intends to make the Offer for all the PacNet Shares, other than the PacNet Shares already held as at the date of the Offer by MediaRing, in accordance with Rule 15 of the Singapore Code on Take-overs and Mergers (the “Singapore Code”) and the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and subject to the terms and conditions set out in the Offer to Purchase (the “Offer to Purchase”) to be issued by MediaRing.

The Offer will be on the following basis:-

For each PacNet Share: US$8.25 in cash (“Offer Price”)

The PacNet Shares are to be acquired fully-paid and free from all liens, charges, pledges and other encumbrances and together with all rights, benefits and entitlements attached thereto as at 27 February 2006 and thereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after 27 February 2006 (including any dividends that may be declared, made or paid in respect of the financial year ended 31 December 2005).

If, on or after 27 February 2006 but prior to the final expiration of the Offer, PacNet should declare or pay any cash dividend, other distribution, or return of capital on the PacNet Shares, or issue with respect to the PacNet Shares any additional PacNet Shares or any other securities, payable, distributable or issuable to shareholders of record on the date prior to the transfer of the PacNet Shares purchased pursuant to the Offer to MediaRing or its nominee, then, subject to the Conditions (as defined below) of the Offer being satisfied or waived (if applicable):

(i) the Offer Price and other terms of the Offer may, in the sole discretion of MediaRing, be reduced by the amount of any such cash dividend, cash distribution or return of capital; and/or
(ii)	the whole of any such non-cash dividend, distribution, return of capital or issuance to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for the account of MediaRing and will be required to be promptly remitted and transferred by each tendering shareholder to the depositary bank to be appointed for the Offer, for the account of MediaRing, accompanied by appropriate documentation of transfer, or (b) at the direction of MediaRing, be exercised for the benefit of MediaRing, in which case the proceeds of such exercise will promptly be remitted to MediaRing. Pending such remittance and subject to applicable law, MediaRing will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, return of capital, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by MediaRing in its sole discretion.

The foregoing is without prejudice to MediaRing’s right to invoke (after consultation with the Securities Industry Council of Singapore (“SIC”), where applicable) any Conditions (as defined below) in respect of any dividend, distribution, return of capital or issuance proposed by PacNet.

The PacNet Shares acquired by MediaRing pursuant to the Offer may be held by a nominee company(ies) on behalf of MediaRing or by MediaRing’s financier(s) as security. MediaRing also reserves the right to transfer any of the PacNet Shares to any of its related corporations.

2.2	Shares included in the Offer. The Offer will be extended, on the same terms and conditions, including the same Offer Price, to:
(a)	all the issued PacNet Shares, including those PacNet Shares owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert(1) with MediaRing in connection with the Offer (other than PacNet Shares held by MediaRing); and

(b)	all new PacNet Shares unconditionally issued or to be issued pursuant to the valid exercise, prior to final expiration of the Offer, of any options (each, an “Option”) to subscribe for new PacNet Shares granted under the 1999 Share Option Plan (the “PacNet 1999 Share Option Plan”).

2.3

Options. Under the rules of the PacNet 1999 Share Option Plan, the Options are not freely transferable by the holders thereof. In view of this restriction, MediaRing will not make an offer to acquire the Options (although for the avoidance of doubt, the Offer will be extended to all new PacNet Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the final expiration of the Offer). MediaRing will, however, in accordance with Rule 19(2) of the Singapore Code, make an appropriate proposal to the holders of such Options (the “Options Proposal”) when the Offer is made. Details of the Options Proposal will be set out in the Offer to Purchase.

2.4

Conditions of the Offer. The Offer will be conditional on the tender of a sufficient number of PacNet Shares such that MediaRing would own more than 50 per cent. (including the PacNet Shares currently held by MediaRing) of the voting rights attributable to the issued share capital of PacNet as at the final expiration of the Offer (including PacNet Shares issued or to be issued pursuant to Options validly exercised on or before the final expiration date of the Offer), in accordance with the requirements of the Singapore Code (the “Minimum Tender Condition”).

(1)	Under the Singapore Code, persons “acting in concert” (as defined in the Singapore Code) with MediaRing in connection with the Offer, shall comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company, and shall be presumed to include, inter alia, the following unless the contrary is established:

(a)	the following companies:-
(i) a company;
(ii) the parent of (i);
(iii) the subsidiaries of (i);
(iv) the fellow subsidiaries of (i);
(v) the associated companies of any of (i), (ii), (iii) or (iv); and
(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v);

(b)	a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts);

(c)	a company with any of its pension funds and employee share schemes; and

(d)	partners.

(2)

Rule 19 under the Singapore Code states, inter alia, that where an offer is made for equity share capital and the offeree company has instruments convertible into, rights to subscribe for and options in respect of securities being offered for or which carry voting rights (“stocks”) outstanding, the offeror must make an appropriate offer or proposal to the holders of the stocks. Equality of treatment is required.

In addition, the Offer will be conditional upon other conditions set out in the Appendix to this Announcement (collectively, and together with the Minimum Tender Condition, all the conditions of the Offer are referred to as the “Conditions”). MediaRing reserves the right to waive in whole or in part or all of the Conditions set out in the Appendix other than the Minimum Tender Condition.

3.	VALUE COMPARISONS The Offer Price represents:
(a)	a premium of approximately 27.7% over the closing price per Offer Share on the Nasdaq National Market of US$6.4600 as at 24 February 2006, being the Market Day immediately preceding 27 February 2006; and

(b)	a discount of approximately 8.2% to the closing price per Offer Share on the Nasdaq National Market of US$8.9900 as at 26 April 2006, being the last full trading day prior to the date of this Announcement.

4.

NO IRREVOCABLE UNDERTAKING

As at the date of this Announcement, neither MediaRing nor its concert parties has received any irrevocable undertaking from any holder of the PacNet Shares to accept or to reject the Offer.

5.

COMPULSORY ACQUISITION AND INTENTION TO DE-LIST

If, pursuant to the Offer, MediaRing purchases at least 90% of the PacNet Shares, other than those already held by MediaRing, its related corporations or respective nominees, MediaRing intends to exercise its right under Section 215 of the Singapore Companies Act to compulsorily acquire those PacNet Shares not tendered and purchased by MediaRing pursuant to the Offer.

If the Offer is successful and when the circumstances permit, MediaRing intends to de-list PacNet from the Nasdaq National Market, and subject to compliance with applicable laws and regulations, MediaRing also intends to terminate the reporting obligations of PacNet under U.S. federal securities laws.

6.	DISCLOSURE OF SHAREHOLDINGS AND DEALINGS

6.1

Interest of MediaRing in PacNet Shares

As at the date of this Announcement, MediaRing owns 651,572 PacNet Shares, representing approximately 4.86% of the issued and paid-up share capital of PacNet, based on 13,404,147 issued shares of PacNet as shown in the results of a search conducted at the Accounting and Corporate Regulatory Authority of Singapore as at 26 April 2006.

Save as disclosed above, as at the date of this Announcement and based on the latest information available to MediaRing, neither MediaRing, nor parties acting or presumed to be acting in concert with MediaRing (“Relevant Persons”), own, control or have agreed to acquire, any PacNet Shares or securities which carry voting rights in PacNet or are convertible into PacNet Shares or securities which carry voting rights in PacNet, or rights to subscribe for or options in respect of such securities.

6.2

Dealings in PacNet Shares

Based on the latest information available to MediaRing, other than the 651,572 PacNet Shares purchased by MediaRing between 3 August 2005 and 3 January 2006 by way of open market purchases on the Nasdaq National Market at a maximum price of US$6.69510 (in aggregate amounting to US$4,162,684.61) as set out in the table below, none of the Relevant Persons has dealt for value in any PacNet Shares during the period commencing seven (7) months prior to 27 February 2006.

The above purchases were funded by the internal resources of MediaRing and its subsidiaries.

7.

CONFIRMATION OF FINANCIAL RESOURCES

UOB Asia, the financial advisor to MediaRing, confirms that sufficient financial resources are available to MediaRing to satisfy in full all tenders in respect of the Offer.

8.

OFFER TO PURCHASE

The Offer to Purchase, containing the terms and conditions of the Offer, and enclosing the appropriate letters of transmittal in order for PacNet shareholders to tender their PacNet Shares pursuant to the Offer will, in accordance with the requirements under the Singapore Code, be despatched to the PacNet shareholders not earlier than 14 days and not later than 21 days from the date of this Announcement.

9.

FOREIGN SHAREHOLDERS

The making of the Offer to PacNet shareholders whose addresses are outside Singapore or the United States of America as shown in the register of PacNet (“Foreign PacNet Shareholders”) may be affected by the laws of the relevant foreign jurisdictions. Accordingly, Foreign PacNet Shareholders should inform themselves about and observe any applicable legal requirements. Further details in relation to Foreign PacNet Shareholders will be contained in the Offer to Purchase.

Where there are possible restrictions on sending the Offer to Purchase to any jurisdiction other than Singapore or the United States, MediaRing reserves the right not to send the Offer to Purchase to such jurisdictions. Any affected Foreign PacNet Shareholders may, nonetheless, obtain a copy of the Offer to Purchase from the office of the information agent to be appointed for the Offer.

10.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors of MediaRing (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
UOB Asia Limited

For and on behalf of
MediaRing Ltd
27 April 2006

THE APPENDIX

CONDITIONS TO THE OFFER

The Offer will be subject to the following Conditions being satisfied and remaining satisfied up to the final expiration of the Offer:-

(1)

Minimum Tender Condition: the tender of a sufficient number of PacNet Shares such that MediaRing would own more than 50 per cent. (including the PacNet Shares currently held by MediaRing) of the voting rights attributable to the issued share capital of PacNet as at the final expiration of the Offer (including PacNet Shares issued or to be issued pursuant to Options validly exercised on or before the final expiration date of the Offer).

(2)	Regulatory/Third Party Approvals:
(a)	all approvals, authorisations, clearances, licences, orders, confirmations, consents, exemptions, grants, permissions, recognitions and waivers (the “Authorisations”) necessary or appropriate for or in connection with the Offer, the acquisition of any PacNet Shares or other securities (or the equivalent) in PacNet or of control of any member of the PacNet group or any associated companies of PacNet (“PacNet Affiliates”) by MediaRing, and/or to carry on the business of any member of the PacNet group or any PacNet Affiliate (other than the approval of the IDA for the making of the Offer), from all governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative, fiscal or judicial agency, authority, body, court, association, institution, commission, department, exchange, tribunal or any other body or person whatsoever in any jurisdiction (each a “Relevant Authority”) and including without limitation, Relevant Authorities having jurisdiction over any member of the MediaRing group or any of its associated companies (“MediaRing Affiliates”), and from persons or bodies with whom any member of the MediaRing group or any MediaRing Affiliate or any member of the PacNet group or any PacNet Affiliate has entered into contractual arrangements) (i) having been obtained; (ii) if such Authorisations are subject to conditions, the fulfilment prior to the expiration of the Offer of all such conditions which are required to be fulfilled prior to the expiration of the Offer; and (iii) such Authorisations remaining in full force and effect and no notice or intimation of any intention to revoke, modify or not to renew any of the same having been received and all necessary statutory or regulatory obligations in connection with the Offer and its implementation in any jurisdiction having been complied with; and

(b)	all statutory and regulatory obligations in any jurisdiction having been complied with, all necessary or appropriate filings having been made, all necessary or appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulations of any jurisdiction shall have expired, lapsed or been terminated, in each case in connection with the Offer or the acquisition of any PacNet Shares or other securities (or the equivalent) in PacNet or of control of any member of the PacNet group or any PacNet Affiliate.

(3)

No Injunctions: no Relevant Authority shall have taken, instituted, implemented or threatened or decided or proposed to take, institute or implement, including in relation to the Offer, any action, proceeding, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, decision, ruling, statement or order or taken any other steps, and there not continuing to be outstanding any statute, regulation, decision, ruling, statement or order, which would or might:

(a)	make the Offer, its implementation or outcome or the acquisition of any PacNet Shares or other securities (or the equivalent) in PacNet or of control of PacNet or any member of the PacNet group or any PacNet Affiliate void, illegal and/or unenforceable, or otherwise, directly or indirectly, restrict, restrain, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge, hinder or frustrate or be adverse to the same (including requiring any amendment or revision of the Offer);

(b)	require, prevent or delay the divestiture or alter the terms of a proposed divestiture by any member of the PacNet group or any PacNet Affiliate or any member of the MediaRing group or any MediaRing Affiliate of all or any part of their respective businesses, assets or properties, or impose any limitation or prohibition on their ability to conduct their respective businesses or own any of their respective assets or properties or any part thereof or being able to carry on their respective businesses under any name which they presently do so;

(c)	impose any limitation on, or result in a delay in, the ability of the MediaRing group and the MediaRing Affiliates, directly or indirectly, to acquire, hold or exercise effectively any rights of ownership of shares, loans or securities convertible into shares or any other securities (or the equivalent) in any member of the PacNet group or any PacNet Affiliate held or owned by it or to exercise management control over any member of the PacNet group or any PacNet Affiliate;

(d)	other than pursuant to the Offer, require any member of the MediaRing group or any MediaRing Affiliate to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the PacNet group or any PacNet Affiliate or any asset owned by a third party;

(e)	require, prevent or delay a divestiture by any member of the MediaRing group or any MediaRing Affiliate of any shares or other securities (or the equivalent) in any member of the PacNet group or any PacNet Affiliate; and/or

(f)	otherwise materially and adversely affect the assets, business, financial condition, profits, liabilities, prospects or results of operations of any member of the PacNet group or any PacNet Affiliate, which may cause either the net assets or the net profit after tax of the PacNet group to be decreased by more than 5%.

(4)

No Material Transaction: no announcement, agreement, arrangement, memorandum of understanding and/or statement of intention (whether or not legally binding) relating to any Material Transaction (as defined below) shall have been released, entered into and/or completed or consummated.

For these purposes, a “Material Transaction” means a transaction or proposed transaction involving:

(a)	any member of the PacNet group or any PacNet Affiliate or to which any member of the PacNet group or any PacNet Affiliate is a party (i) with a consideration or value (whether in cash or otherwise) equal to or greater than 5% of the unaudited consolidated net asset value of the PacNet group as of the financial year ended 31 December 2005, or (ii) which is outside the ordinary course of business of the PacNet group;

(b)	any issue of PacNet Shares or securities which carry voting rights in PacNet or are convertible into PacNet Shares or securities which carry voting rights in PacNet, or rights to subscribe for or options in respect of such securities (including without limitation, the grant of options under the 1999 Share Option Plan and any stock split or consolidation); and

(c) a recommendation, declaration or payment by any member of the PacNet group or any PacNet Affiliate of dividends or other distributions (including, without limitation, interim dividends),
(whether such transaction (aa) involves an acquisition, disposal, takeover or tender offer, scheme of arrangement or reconstruction, merger, consolidation or other combination, dual-listed companies structure, joint venture, strategic alliance or otherwise; or (bb) involves a single transaction or a number of related transactions and whether at one time or over a period of time).

(5)	No Material Adverse Change: since 31 December 2005:
(a) there having been no adverse change in the assets, business, financial condition, profits, liabilities, prospects or results of operations of the PacNet group taken as a whole; and/or
(b)	no litigation, arbitration, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the PacNet group or any PacNet Affiliate which could have an adverse effect on the PacNet group taken as a whole, in each case so as to cause either the net assets or the net profit after tax of the PacNet group to be decreased by more than 5%.

(6)	Actions on the Part of PacNet. Since 31 December 2005, PacNet and its subsidiaries shall not have:
(a) incurred any indebtedness exceeding US$5 million other than in the ordinary course of business and consistent with past practices or any debt containing burdensome covenants;
(b)	authorised, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual right, any material change in PacNet’s capitalisation, or other right of PacNet or any of its subsidiaries or any comparable event not in the ordinary course of business;

(c)	authorised, recommended, proposed or entered into, or announced its intention to authorise, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that could adversely affect either the net assets or the net profit after tax of the PacNet group by more than 5%, or the average trading price of PacNet Shares to fall by more than 10% of the US$6.4675 (being the average closing price of the PacNet Shares on the Nasdaq National Market during the one month period immediately prior to 27 February 2006) for a period of 10 consecutive trading days;

(d)	transferred into escrow any amounts required to fund or made any payments or agreed to make any payment in relation to any existing or contingent benefit, right, employee share options, employment or severance agreement with any of PacNet’s officers or employees other than in the ordinary course of business and consistent with past practice, or entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its officers, employees, consultants or directors, or made grants or awards or bonus payments thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons;

(e)	except as may be required by law, taken any action to terminate or amend any employee benefit plan or share option plan of PacNet or any of its subsidiaries, or MediaRing shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of this Announcement;

(f)	amended or authorised or proposed any amendment to PacNet’s constitutional documents, or MediaRing shall have become aware that PacNet or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the date of this Announcement; and

(g)	issued, sold, or authorised or announced or proposed the issuance of or sale to any person of any debt securities exceeding US$5 million in principal amount or any securities convertible into or exchangeable for debt securities exceeding US$5 million in principal amount or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities exceeding US$5 million in principal amount or incurred or announced its intention to incur any debt exceeding US$5 million in principal amount otherwise than in the ordinary course of business and consistent with past practice.

MediaRing reserves the right to waive in whole or in part any or all of the above Conditions (other than Condition (1)). Each of Conditions (2), (3), (4), (5) and (6) may only be invoked by MediaRing when the circumstances which give rise to the right to invoke the Condition are of material significance to MediaRing in the context of the Offer. In any event, each of Condition (2), (3), (4), (5) and (6) may only be invoked by MediaRing after prior consultation with the SIC.

Unless otherwise provided in this Appendix, capitalised terms used in this Appendix shall have the same meaning as defined in the main body of this Announcement.